Exhibit 12

Ratio of Earnings to Fixed Charges:

Our ratio of earnings to fixed charges for each of the periods indicated (dollars in millions):

	Nine Months Ended		Fiscal Year Ended
	October 27, 2012	October 29, 2011	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
Fixed charges
Interest expense (excluding loss on extinguishment)	$187	$188	$254	$276	$257	$302	$378
Interest factor attributable to rental expense (1)	$87	$85	$114	$108	$105	$103	$97
Total fixed charges	$274	$273	$368	$384	$362	$405	$475

Earnings
Pre-tax income (loss) from continuing operations	$160	$127	$288	$149	$157	$(2)	$(17)
Plus fixed charges	$274	$273	$368	$384	$362	$405	$475
Total earnings	$434	$400	$656	$533	$519	$403	$458

Ratio of earnings to fixed charges (2)	1.6	1.5	1.8	1.4	1.4	—	—
Deficiency	—	—	—	—	—	$2	$17

(1)   Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2)         This ratio is computed by dividing the total earnings by the total fixed charges.  Earnings are defined as income (loss) before income taxes and discountinued operations, plus fixed charges.  Fixed charges are defined as total interest expense related and an estimate of the interest component within rent expense.